Lauren A. Engel

Associate

215.963.5503

November 12, 2024

FILED AS EDGAR CORRESPONDENCE

Ms. Thankam Varghese

Ms. Ashley Vroman-Lee

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to comments on Post-Effective Amendment No. 18 to the Registration Statement of Brinker Capital Destinations Trust (File Nos. 333-214364 and 811-23207)

Dear Mses. Varghese and Vroman-Lee:

On behalf of our client, Brinker Capital Destinations Trust (the “Trust”), this letter responds to one of the follow-up comments you provided via telephone on November 8, 2024 regarding: (i) the Correspondence, filed by the Trust on November 7, 2024 (the “Correspondence”) in response to your initial comments on the Trust’s Post-Effective Amendment No. 18, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 21, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on August 23, 2024 pursuant to Rule 485(a)(1) under the 1933 Act (the “Amendment”), for the purpose of making material changes to a series of the Trust, the Destinations Real Assets Fund (the “Fund”), and (ii) the drafts of the Prospectus and Statement of Additional Information (“SAI”) provided to you on November 7, 2024 preparatory to the Trust’s Post-Effective Amendment No. 21 under the 1933 Act and Amendment No. 24 under the 1940 Act to its Registration Statement expected to be filed with the SEC on November 13, 2024 pursuant to Rule 485(b) under the 1933 Act. Below, we have briefly summarized your applicable comment, followed by our response.

1.	Comment. In the “Principal Investment Strategies” section, please disclose how the Fund defines “significant portion of their profits and revenues.”

Response.            In response to the Staff’s response comment, we have revised the disclosure to state (new text is bold and underlined): “Under normal market conditions, the Fund will invest at least 25% of the value of its total assets (as measured at the time of purchase) in the securities of issuers that derive a significant portion of their profits and revenues (at least 20%) from the energy, materials, industrials or utilities sectors and at least 25% of the value of its total assets (as measured at the time of purchase) in the securities of issuers that derive a significant portion of their profits and revenues (at least 20%) from the real estate sector.”

Ms. Thankam Varghese, Esq.

Ms. Ashley Vroman-Lee, Esq.

November 12, 2024

We acknowledge that the Staff has other outstanding comments with respect to the Fund, which we will continue to discuss with the Staff as needed. However, because those outstanding comments do not concern the Fund’s disclosure, nor will they affect the Fund’s re-launch as an investment option within Orion’s investment models, we expect to proceed with filing the post-effective amendment to the Trust’s Registration Statement to address the disclosure change that is the subject of this correspondence, and pursuant to which the Fund will be effective, on Wednesday, November 13, 2024.

Very truly yours,

/s/ Lauren A. Engel

Lauren A. Engel, Esq.